Exhibit 99.1

JinkoSolar's Subsidiary, Jinko Solar Co., Ltd., Announces Estimates of Certain Preliminary Unaudited Financial Results for the Nine Months Ended September 30, 2026

SHANGRAO, China, Oct. 16, 2026 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), today announced that its majority-owned principal operating subsidiary, Jinko Solar Co., Ltd. ("Jiangxi Jinko"), published estimates for certain preliminary unaudited financial results for the nine months ended September 30, 2026.

For the nine months ended September 30, 2026, (i) preliminary unaudited net loss attributable to shareholders of Jiangxi Jinko is estimated to be in the range of RMB2,976.33 million to RMB3,576.33 million, and (ii) preliminary unaudited net loss attributable to shareholders of Jiangxi Jinko excluding extraordinary gains and losses is estimated to be in the range of RMB3,811.12 million to RMB4,411.12 million.

The preliminary unaudited financial results for Jiangxi Jinko for the nine months ended September 30, 2026 included in this press release (the "Jiangxi Jinko Preliminary Unaudited Financial Results") differ from JinkoSolar's consolidated financial results (the "Consolidated Financials"), due to (i) the consolidation scope of the Jiangxi Jinko Preliminary Unaudited Financial Results differing from that of the Consolidated Financials as the former are prepared solely for Jiangxi Jinko, whereas the Consolidated Financials also include financial statements from JinkoSolar and its other subsidiaries, and (ii) differences in accounting standards and principles used to prepare the Jiangxi Jinko Preliminary Unaudited Financial Results and the Consolidated Financials. Specifically, the Jiangxi Jinko Preliminary Unaudited Financial Results are prepared in accordance with PRC GAAP, whereas the Consolidated Financials are prepared in accordance with accounting principles generally accepted in the United States. As such, investors in JinkoSolar should exercise caution when reviewing the Jiangxi Jinko Preliminary Unaudited Financial Results included in this press release and are advised not to base their investment decisions solely on such preliminary unaudited financial results.

JinkoSolar currently owns approximately 54.32% equity interest in Jiangxi Jinko.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a holding company combining clean energy industrial operations and strategic investment in emerging technologies. Its industrial foundation is a controlling interest in Jinko Solar Co., Ltd. (SSE: 688223), a global leader in clean energy technology. The Company makes disciplined strategic investments in renewable energy, advanced materials, artificial intelligence, commercial space and other frontier technologies, drawing on its industrial experience and its ability to identify emerging technologies and bring them to commercial scale.

Through Jinko Solar Co., Ltd., the Company distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar has over 10 production facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, and other countries, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of June 30, 2026.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Christian Arnell

Christensen

Tel: +852 2117 0861

Email: christian.arnell@christensencomms.com

In the U.S.:

Email: jinko@christensencomms.com

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